ARK ETF Trust

c/o ARK Investment Management LLC

155 West 19th Street, Fifth Floor

New York, NY 10011

212-426-7040

September 16, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Keith O’Connell, Esq.

Re:	ARK ETF Trust

Pre-Effective Amendment No. 5 to the Registration Statement on Form N-1A

File Numbers 333-191019 and 811-22883

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ARK ETF Trust, a Delaware statutory trust (“Trust”), respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 5 to the Registration Statement on Form N-1A (File Nos. 333-191019 and 811-22883) (“Registration Statement”) so that such Registration Statement may be declared effective at 4:30 p.m. on Wednesday, September 17, 2014, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Allison M. Fumai of Dechert LLP at 212-698-3526 and that such effectiveness also be confirmed in writing.

The Trust hereby acknowledges that (i) should the Securities and Exchange Commission (“Commission”) or the staff of the Commission (“Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ARK ETF Trust

By: /s/ Jane A. Kanter
Name: Jane A. Kanter
Title: Secretary

Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, ME 04101

September 16, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Keith O’Connell, Esq.

Re:	ARK ETF Trust Pre-Effective Amendment No. 5 to the Registration Statement on Form N-1A File Numbers 333-191019 and 811-22883

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (“1933 Act”), Foreside Fund Services, LLC, in its capacity as distributor of ARK ETF Trust (“Trust”), hereby joins in the request of the Trust for acceleration of the effective date of Pre-Effective Amendment No. 5 to the Registration Statement on Form N-1A (File Nos. 333-191019 and 811-22883) (the “Registration Statement”) so that such Registration Statement may be declared effective at 4:30 p.m. on Wednesday, September 17, 2014, or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

FORESIDE FUND SERVICES, LLC

By: /s/ Mark Fairbanks
Name: Mark Fairbanks
Title: President